(Translation)


To Whom It May Concern:

                                                                    May 10, 2006
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture



                                Executive Changes


Toyota Motor Corporation announced today planned executive changes, as described below.


Changes in the Members of the Board of Directors with Title (2 people) - Pending approval at a board of directors meeting following this year's ordinary general shareholders' meeting in June.

------------------ --------------------------------------- ---------------------
       Name                       New title                    Current title
------------------ --------------------------------------- ---------------------
Fujio Cho          Chairman                                Vice Chairman
------------------ --------------------------------------- ---------------------
Hiroshi Okuda      Senior Advisor, Member of the Board     Chairman
------------------ --------------------------------------- ---------------------